03013964

AB 3/6/03

RECEIVED FEB 28 2003 207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46961

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **STONINGTON CORPORATION**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

237 Park Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William D. Forster (212) 551-3550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman LLP
(Name – *if individual, state last, first, middle name*)

655 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William D. Forster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonington Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

VINCENT PAOLUCCI
NOTARY PUBLIC, State of New York
No. [illegible]-4725761
Qualified in Nassau County
Commission Expires May 31, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONINGTON CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

STONINGTON CORPORATION

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Stonington Corporation

We have audited the accompanying statement of financial condition of Stonington Corporation (the "Company") as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Stonington Corporation as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
February 12, 2003

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001
Woodbury New York Greenwich Grand Cayman
www.mkllp.com

STONINGTON CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

ASSETS				
Cash	$	12,917		
Securities owned, at fair value		1,365		
TOTAL ASSETS			$	14,282

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES				
Accrued expenses	$	4,900		
TOTAL LIABILITIES			$	4,900
STOCKHOLDER'S EQUITY				
Common stock, no par value, 200 shares authorized, 20 shares issued and outstanding		20		
Additional paid in capital		67,957		
Accumulated deficit		(58,595)		
TOTAL STOCKHOLDER'S EQUITY				9,382
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY			$	14,282

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Stonington Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and is incorporated in the State of New York. The Company primarily acts as an advisor in private placements.

Security Transactions

Securities not readily marketable are valued at fair value as determined by management.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code and the appropriate sections of the New York State Franchise Tax Act. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income and pays New York State corporate income taxes at a reduced rate. The Company is subject to New York City corporate income taxes. The stockholder is liable for individual federal and state income taxes on the Company's taxable income.

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

NOTE 2 - Securities Owned, At Fair Value

In June 2000, the Company purchased 300 warrants for shares of common stock of National Association of Securities Dealers, Inc. at $11 per warrant. Each warrant entitles the Company to purchase 4 shares of the common stock. The warrants are exercisable in four annual tranches beginning in June 2002 at exercise prices per share of $13, $14, $15, and $16, respectively. If an annual tranche of warrants is not exercised during the period, it is forfeited. The warrants have not been registered under the Securities Act of 1933, or any state securities laws and, unless so registered, may not be offered or sold except pursuant to an exemption from or in a transaction not subject to, the registration requirements of the securities act and applicable state securities laws.

NOTE 3 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2002, the Company had net capital of $8,017, which was $3,017 in excess of its required net capital of $5,000. The Company's net capital ratio was .61 to1.

NOTE 4 - Related Party Transactions

An affiliated entity of the stockholder of the Company provides office space, consulting, personnel and other services for the day-to-day operations of the Company under an informal agreement.

NOTE 5 - Customer Agreements

During June 2001, the Company entered into an agreement with a customer to provide general corporate financial advisory services and act as the exclusive agent in connection with raising convertible debt or equity financing ("financing transaction") for the customer. In connection with these services, the Company was paid a quarterly fee of $50,000, payable in advance, for a period of one year beginning July 1, 2001 and warrants to purchase 275,000 shares of the customer's common stock. Upon the closing of any financing transaction, the Company would earn a fee equal to 6% of the first $20 million of gross proceeds raised and 3% of the excess above $20 million. A closing of a financing transaction has not yet taken place.

The exercise price of the warrants to purchase 275,000 of the customer's common stock was $2.95 on the effective date of the issuance of the warrants, which was on November 20, 2001. The warrants have a five-year exercise period from the date of issuance. The Company has not exercised nor assigned a value to the warrants.

NOTE 5 - Customer Agreements, continued

During May 2002, the Company entered into an agreement with a customer to provide general corporate financial advisory services and act as the exclusive agent in connection with raising project financing for the exploration and development of the customer's exploration properties, as defined therein. In connection with these services, the Company was paid a monthly fee of $10,000, payable in advance at the beginning of each month, for a minimum period of six months beginning May 1, 2002 and warrants to purchase 200,000 shares of the customer's common stock. Upon the closing of a project financing transaction, the Company would earn a fee equal to 5% of the gross proceeds received in that closing along with additional warrants in an amount which allows the Company to purchase the customer's stock in an amount equal to 2.5% of the gross proceeds received. A closing of a financing transaction has not yet taken place.

The exercise price of the warrants to purchase 200,000 of the customer's common stock was $1.50 (or 110% of the customer's publicly traded stock price) on the effective date of the issuance of the warrants, which was on May 9, 2001. The warrants have a term of 5 years from the date of issuance. The Company has not exercised nor assigned a value to the warrants.